VICTORY ELECTRONIC CIGARETTES CORPORATION
1880 Airport Drive, Ball Ground,
Georgia 30107

September 23, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Susan Block,

Attorney-Advisor

Dear Sirs/Mesdames:

RE:	Victory Electronic Cigarettes Corporation
Amendment No. 1 to Form 8-K
Filed August 21, 2013
File No. 000-52745

Victory Electronic Cigarettes Corporation (the “Company”, “we”, “us”, or “our”) writes in response to your letter of September 5, 2013 to Brent Willis, Chief Executive Officer of our company with respect to Amendment No. 1 to Form 8-K filed on August 21, 2013.  Our responses are numbered in a manner that corresponds with your comments. We have also filed a blackline, which shows the changes to the Form 8-K.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

Description of Business, page 3

Principal Products, page 4

1.
We note your response to our prior comment 3 and reissue in part. We note your disclosure in the fourth paragraph that some of the main reasons why people use your products is because they are a cleaner and healthier way to smoke. We also note that the U.S. Food and Drug Administration has stated that the safety and efficacy of e-cigarettes has not been fully studied and that consumers of e-cigarette products currently have no way of knowing whether e-cigarettes are safe for their intended use or whether potentially harmful chemicals are being inhaled during their use. Please revise this report throughout to remove any references to your products being safer, cleaner or healthier in comparison to traditional cigarettes or, alternatively, in each instance, revise to indicate that these statements represent your beliefs and balance such statements throughout with disclosure that the FDA has not fully studied the possible health effects of e-cigarette products.

Response:  We have revised the disclosure to only discuss our beliefs regarding our products being cleaner and healthier compared to cigarettes in the first paragraph under the heading “Principal Products”. We have balanced these statements by noting in that paragraph that the FDA has not fully studied the possible health effects of e-cigarette products.

Dependence on one or a few major distributors, page 6

2.	Please revise to briefly expand to clarify the scope of your retailer consumers. For instance, approximately how many grocery stores or convenience chains do you sell through or how many stores?

Response:  We have revised the disclosure to clarify the scope of our retailer consumers.

FDA Regulation, page 6

3.
Please refer to the last paragraph. This paragraph appears misplaced. In this regard, we note that the disclosure appears to provide additional details related to the FDA approvals that you may have to obtain for your products which are discussed in the last two paragraphs of the Government Regulation section on page 6. Please move and revise the Government Regulation section on page 6 as applicable.

Response:  We have moved this paragraph to the end of the section on Government Regulation.

Government Regulation, page 6

4.
We note your response to our prior comment 14 and reissue. We note your disclosure in the last two paragraphs that your products could be subject to substantial governmental regulation by the FDA as either a tobacco product or as a drug and/or medical device. Please revise the last two paragraphs to disclose the anticipated timing and costs associated with obtaining the necessary FDA approvals for your products under each regulatory approach, if known. To the extent that you do not have the financial resources to pursue and obtain these approvals, please revise to disclose this fact.

Response:  We have revised the disclosure to break down the estimated costs based on both approaches to regulate and to indicate that we may not have sufficient financial resources to pursue and obtain these approvals.

5.
We note press reports which indicate that the FDA may come out with new regulations, as early as this October, which may address such things as whether e-cigarettes may advertise on television, sell over the Internet and market in a variety of flavors. To the extent known, please revise this section to discuss such possible proposed regulations and the impact such regulations may have on your business and operations or to at least address that these proposed regulations may come out as early as October. If material, please also revise the Risk Factors section on page 8 to include a risk factor discussing these possible proposed regulations and any associated risks.

Response:  We have added disclosure regarding the fact that proposed regulations may come out as early as October. We are unaware of any further information regarding these regulations. We also added disclosure regarding a recent article that states that the FDA may ban the online sales of electronic cigarettes.

Risk Factors, page 8

If we do not obtain additional financing, page 8

6.
We note your disclosure in the third sentence that you estimate “[your] average monthly expenses over the next 12 months to be approximately $1,500,000.” We also note your disclosure in the Liquidity and Capital Resources section on page 21 that you estimate “the operating expenses for the next 12 months will be $1,500,000.” Please reconcile these statements.

Response:  We have deleted the words “average monthly” to clarify that we estimate our expenses over the next 12 months to be approximately $1,500,000.

We look forward to any further comments with respect to our response. Should you have any questions, please do not hesitate to contact our legal counsel, Victor Dudas, at (604) 891-7786.

Yours truly,

/s/ Robert Hartford
Robert Hartford,
Chief Financial Officer